UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          Magellan Health Services Inc.
     ----------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
     ----------------------------------------------------------------------
                           (Title Class of Securities)

                                    559079207
     ----------------------------------------------------------------------
                                 (CUSIP Number)

                           HealthCor Management, L.P.
                               Carnegie Hall Tower
                        152 West 57th Street, 47th Floor
                            New York, New York 10019
                        Attention: Mr. Steven J. Musumeci
                                 (212) 622-7888

                                 With a Copy to:
                                 Marc Weingarten
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2280
     ----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 14, 2008
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.    [X]

CUSIP NO. 559079207               13D                       Page 2 of 16 Pages

--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON
           HealthCor Management, L.P.
           20-2893581
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                     (a) [x]
                                     (b) [ ]
--------------------------------------------------------------------------------
     3     SEC USE ONLY

--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS
           WC
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
    NUMBER OF             0
     SHARES         ------------------------------------------------------------
  BENEFICIALLY      8     SHARED VOTING POWER
    OWNED BY              2,750,000
     EACH           ------------------------------------------------------------
   REPORTING        9     SOLE DISPOSITIVE POWER
  PERSON WITH             0
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          2,750,000
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,750,000
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*   [ ]
--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6.83%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON
           PN
--------------------------------------------------------------------------------

CUSIP NO. 559079207               13D                       Page 3 of 16 Pages

--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON
           HealthCor Associates, LLC
           20-2891849
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                     (a) [x]
                                     (b) [ ]
--------------------------------------------------------------------------------
     3     SEC USE ONLY

--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*
           AF
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
    NUMBER OF             0
     SHARES         ------------------------------------------------------------
  BENEFICIALLY      8     SHARED VOTING POWER
    OWNED BY              2,750,000
     EACH           ------------------------------------------------------------
   REPORTING        9     SOLE DISPOSITIVE POWER
  PERSON WITH             0
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          2,750,000
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,750,000
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*   [ ]
--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6.83%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON
           OO- limited liability company
--------------------------------------------------------------------------------

CUSIP NO. 559079207               13D                       Page 4 of 16 Pages


--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON
           HealthCor Offshore, Ltd.
           N/A
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                     (a) [x]
                                     (b) [ ]
--------------------------------------------------------------------------------
     3     SEC USE ONLY

--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS
           AF
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands
--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
    NUMBER OF             0
     SHARES         ------------------------------------------------------------
  BENEFICIALLY      8     SHARED VOTING POWER
    OWNED BY              1,850,122
     EACH           ------------------------------------------------------------
   REPORTING        9     SOLE DISPOSITIVE POWER
  PERSON WITH             0
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          1,850,122
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,850,122
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*   [ ]
--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           4.59%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON
           OO-limited company
--------------------------------------------------------------------------------

CUSIP NO. 559079207               13D                       Page 5 of 16 Pages


--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON
           HealthCor Hybrid Offshore, Ltd.
           N/A
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                     (a) [x]
                                     (b) [ ]
--------------------------------------------------------------------------------
     3     SEC USE ONLY

--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS
           AF
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands
--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
    NUMBER OF             0
     SHARES         ------------------------------------------------------------
  BENEFICIALLY      8     SHARED VOTING POWER
    OWNED BY              387,267
     EACH           ------------------------------------------------------------
   REPORTING        9     SOLE DISPOSITIVE POWER
  PERSON WITH             0
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          387,267
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           387,267
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*   [ ]
--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           .96%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON
           OO-limited company
--------------------------------------------------------------------------------

CUSIP NO. 559079207               13D                       Page 6 of 16 Pages


--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON
           HealthCor Group, LLC
           51-0551771
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                     (a) [x]
                                     (b) [ ]
--------------------------------------------------------------------------------
     3     SEC USE ONLY

--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS
           AF
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
    NUMBER OF             0
     SHARES         ------------------------------------------------------------
  BENEFICIALLY      8     SHARED VOTING POWER
    OWNED BY              512,611
     EACH           ------------------------------------------------------------
   REPORTING        9     SOLE DISPOSITIVE POWER
  PERSON WITH             0
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          512,611
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           512,611
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*   [ ]
--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           1.27%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON
           OO-limited liability company
--------------------------------------------------------------------------------

CUSIP NO. 559079207               13D                       Page 7 of 16 Pages


--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON
           HealthCor Capital, L.P.
           51-0551770
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                     (a) [x]
                                     (b) [ ]
--------------------------------------------------------------------------------
     3     SEC USE ONLY

--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS
           AF
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
    NUMBER OF             0
     SHARES         ------------------------------------------------------------
  BENEFICIALLY      8     SHARED VOTING POWER
    OWNED BY              512,611
     EACH           ------------------------------------------------------------
   REPORTING        9     SOLE DISPOSITIVE POWER
  PERSON WITH             0
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          512,611
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           512,611
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*   [ ]
--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           1.27%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON
           PN
--------------------------------------------------------------------------------

CUSIP NO. 559079207               13D                       Page 8 of 16 Pages


--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON
           HealthCor L.P.
           20-3240266
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                     (a) [x]
                                     (b) [ ]
--------------------------------------------------------------------------------
     3     SEC USE ONLY

--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS
           AF
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
    NUMBER OF             0
     SHARES         ------------------------------------------------------------
  BENEFICIALLY      8     SHARED VOTING POWER
    OWNED BY              512,611
     EACH           ------------------------------------------------------------
   REPORTING        9     SOLE DISPOSITIVE POWER
  PERSON WITH             0
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          512,611
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           512,611
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*   [ ]
--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           1.27%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON
           PN
--------------------------------------------------------------------------------

CUSIP NO. 559079207               13D                       Page 9 of 16 Pages


--------------------------------------------------------------------------------
      1    NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON
           Arthur Cohen
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                     (a) [x]
                                     (b) [ ]
--------------------------------------------------------------------------------
     3     SEC USE ONLY

--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*
           AF
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
    NUMBER OF             0
     SHARES         ------------------------------------------------------------
  BENEFICIALLY      8     SHARED VOTING POWER
    OWNED BY              2,750,000
     EACH           ------------------------------------------------------------
   REPORTING        9     SOLE DISPOSITIVE POWER
  PERSON WITH             0
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          2,750,000
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,750,000
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*   [ ]
--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6.83%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------

CUSIP NO. 559079207               13D                       Page 10 of 16 Pages


--------------------------------------------------------------------------------
      1    NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON
           Joseph Healey
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                     (a) [x]
                                     (b) [ ]
--------------------------------------------------------------------------------
     3     SEC USE ONLY

--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*
           AF
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
    NUMBER OF             0
     SHARES         ------------------------------------------------------------
  BENEFICIALLY      8     SHARED VOTING POWER
    OWNED BY              2,750,000
     EACH           ------------------------------------------------------------
   REPORTING        9     SOLE DISPOSITIVE POWER
  PERSON WITH             0
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          2,750,000
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,750,000
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*   [ ]
--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6.83%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------

CUSIP NO. 559079207               13D                       Page 11 of 16 Pages


ITEM 1.     SECURITY AND ISSUER

         This statement on Schedule 13D relates to the shares ("Shares") of common stock, $0.01 par value, of Magellan Health Services Inc. (the "Issuer"), a Delaware corporation. The principal executive office of the Issuer is located at 55 Nod Road, Avon, Connecticut 06001.

ITEM 2.     IDENTITY AND BACKGROUND

(a) - (c), (f) This statement is being filed by the following:

  (i) HealthCor Management, L.P., a Delaware limited partnership, Carnegie Hall Tower, 152 West 57th Street, 47th Floor New York, New York 10019;

 (ii) HealthCor Associates, LLC, a Delaware limited liability company, Carnegie Hall Tower, 152 West 57th Street, 47th Floor New York, New York 10019;

 (iii) HealthCor Offshore, Ltd., a Cayman Islands limited company, Carnegie Hall Tower, 152 West 57th Street, 47th Floor New York, New York 10019;

 (iv) HealthCor Hybrid Offshore, Ltd., a Cayman Islands limited company, Carnegie Hall Tower, 152 West 57th Street, 47th Floor New York, New York 10019;

 (v) HealthCor Group, LLC, a Delaware limited liability company, Carnegie Hall Tower, 152 West 57th Street, 47th Floor New York, New York 10019;

 (vi) HealthCor Capital, L.P., a Delaware limited partnership, Carnegie Hall Tower, 152 West 57th Street, 47th Floor New York, New York 10019;

 (vii) HealthCor, L.P., a Delaware limited partnership, Carnegie Hall Tower, 152 West 57th Street, 47th Floor New York, New York 10019;

 (viii) Joseph Healey; Carnegie Hall Tower, 152 West 57th Street, 47th Floor New York, New York 10019; and

 (ix) Arthur Cohen, 12 South Main Street, #203 Norwalk, Connecticut 06854. Both Mr. Healey and Mr. Cohen are United States citizens.

HealthCor, L.P., HealthCor Offshore, Ltd. and HealthCor Hybrid Offshore, Ltd. (the "HealthCor Funds") are the three beneficial owners of the Common Stock. The investment manager of each of these funds is HealthCor Management, L.P. HealthCor Associates, LLC is the general partner of HealthCor Management, L.P. and Arthur Cohen and Joseph Healey are the managers of HealthCor Associates, LLC. The general partner of HealthCor, L.P. is HealthCor Capital, L.P. and the general partner of HealthCor Capital, L.P. is HealthCor Group, LLC.

Collectively, the foregoing entities and individuals will be referred to as "HEALTHCOR" or the "Reporting Persons". The principal business of HealthCor is the providing of investment advisory services to the HealthCor Funds. No officer or director of HealthCor other than Messrs. Healey and Cohen holds a controlling number of ownership shares or membership interests or has voting or investment power.

(d) - (e)

During the last five years, no member of HealthCor has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order

CUSIP NO. 559079207               13D                       Page 12 of 16 Pages

enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The total amount HealthCor has paid for the 2,750,000 Shares reported herein is $110,639,992.76. The Shares were paid for by cash provided by the HealthCor Funds that are managed by HealthCor Management, L.P. Such cash consists of capital contributions from investors in the HealthCor Funds and the capital appreciation thereon.

ITEM 4.     PURPOSE OF TRANSACTION

The Reporting Persons originally acquired Shares of for investment in the ordinary course of business because they believed that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons were originally passive investors who reported their Common Stock ownership on a form Schedule 13G filed with the Securities and Exchange Commission (the "SEC") on August 6, 2008, as thereafter amended. Realizing that the Issuer was not maximizing shareholder value, the Reporting Persons sent the Issuer a letter on March 14, 2008, setting forth their strategy for improving such value, and thereby became obligated to file this Schedule 13D.

The letter sent by the Reporting Persons praised the Issuer's growth but noted as problematic the Issuer's previously-announced plan to diversify by using its high cash balances to make strategic acquisitions. The Reporting Persons noted the flaws in this strategy, citing the market's recent negative reaction to transactions considered to be "empire building" acquisitions. The Reporting Persons expressed their view that the best means of maximizing the Issuer's large accrued balances at this time is by paying the cash back to the shareholders, whether it be through a dividend or through some comparable means. A copy of the March 14, 2008 letter is attached as Exhibit 2 hereto and is incorporated by reference.

Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of
Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

(a) - (b) As of March 14, 2008, the Reporting Persons beneficially own in the aggregate 2,750,000 Shares which represents approximately 6.83% of the Issuer's Common Stock outstanding.

The aggregate percentage beneficially owned by the Reporting Persons is based upon 40,280,161 Shares of the Issuer issued and outstanding as of December 31, 2007, as reported in the Issuer's 10-K filed for the fiscal year ending December 31, 2007.

The HealthCor Funds are the beneficial owners of the Shares of the Issuer. As the investment manager of each of these funds, HealthCor Management, L.P. may also be deemed to be the beneficial owner of the Shares.

CUSIP NO. 559079207               13D                       Page 13 of 16 Pages


As the general partner of HealthCor, L.P., HealthCor Capital, L.P., and its general partner, HealthCor Group, LLC, may be deemed the beneficial owners of that portion of the Shares beneficially owned by HealthCor, L.P.

HealthCor Associates, LLC, the general partner of HealthCor Management, L.P., may also be deemed to be the beneficial owner of the Shares. The managers of HealthCor Associates, LLC, Arthur Cohen and Joseph Healey, have both voting and investment power with respect to the Shares reported herein, and therefore may also be deemed to be the beneficial owners of the Shares.

As a result of the foregoing, HealthCor comprises a "group" within the meaning of Section 13(d)(3) of the Exchange Act. The filing of this Statement and any future amendment by HealthCor, and the inclusion of information herein or therein with respect to HealthCor Associates, LLC, HealthCor, L.P., HealthCor Offshore, Ltd., HealthCor Hybrid Offshore, Ltd., HealthCor Capital, L.P., HealthCor Group, LLC, and Messrs. Cohen and Healey, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any Shares in which such persons do not have a pecuniary interest. HealthCor Associates, LLC, HealthCor, L.P., HealthCor Offshore, Ltd., HealthCor Hybrid Offshore, Ltd., HealthCor Capital, L.P., HealthCor Group, LLC and Messrs. Cohen and Healey disclaim any beneficial ownership of the Shares covered by this Schedule 13D.

(c) The following transactions in the Shares were effected by the Reporting Persons during the past 60 days, each of which was effected in open market transactions.

HealthCor, L.P.

      Trade     Shares              Price per
      Date      Purchased(Sold)      Share

     2/26/2008       6,923.00       43.27

     2/26/2008       4,651.00       43.35

     2/26/2008      22,328.00       43.37

     2/26/2008       3,311.00       43.51

     2/29/2008       9,303.00       43.52

      3/3/2008      27,910.00       42.13

      3/6/2008      19,025.00       40.81

      3/7/2008       9,512.00       40.49

     3/11/2008       9,512.00       38.61

     3/13/2008       9,512.00       38.70

HealthCor Offshore, Ltd.

      Trade     Shares              Price per
      Date      Purchased(Sold)     Share

     2/26/2008     25,067.00        43.27

     2/26/2008     16,848.00        43.35

CUSIP NO. 559079207               13D                       Page 14 of 16 Pages


     2/26/2008      80,864.00       43.37

     2/26/2008      11,994.00       43.51

     2/29/2008      33,694.00       43.52

      3/3/2008     101,080.00       42.13

      3/6/2008      67,110.00       40.81

      3/7/2008      33,556.00       40.49

     3/11/2008      33,556.00       38.61

     3/13/2008      33,556.00       38.70

HealthCor Hybrid Offshore, Ltd.

      Trade     Shares              Price per
      Date      Purchased(Sold)     Share

     2/26/2008       5,210.00       43.27

     2/26/2008       3,501.00       43.35

     2/26/2008     16,808.00        43.37

     2/26/2008       2,495.00       43.51

     2/29/2008       7,003.00       43.52

      3/3/2008      21,010.00       42.13

      3/6/2008      13,865.00       40.81

      3/7/2008       6,932.00       40.49

     3/11/2008       6,932.00       38.61

     3/13/2008       6,932.00       38.70


(d) No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares .

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

To the best knowledge of HealthCor, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Repoting Persons and between such persons, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

CUSIP NO. 559079207               13D                       Page 15 of 16 Pages


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Joint Filing Agreement, dated as of March 17, 2008 among HealthCor
           Management, L.P., HealthCor Associates, LLC, HealthCor, L.P., HealthCor Offshore, Ltd., HealthCor Hybrid Offshore, Ltd., HealthCor Capital, L.P., HealthCor Group, LLC, Joseph Healey and Arthur Cohen.

Exhibit 2. Letter from the Reporting Persons to the Issuer's Board of Directors,
           dated March 14, 2008

CUSIP NO. 559079207               13D                       Page 16 of 16 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2008

    HEALTHCOR MANAGEMENT, L.P., FOR ITSELF    HEALTHCOR ASSOCIATES, LLC
    AND AS MANAGER ON BEHALF OF (I) HEALTHCOR
    OFFSHORE, LTD. AND (II) HEALTHCOR HYBRID
    OFFSHORE, LTD.                            By: /s/ Steven J. Musumeci
                                                  ------------------------------
By: HealthCor Associates, LLC, its general    Name: Steven J. Musumeci
    partner                                   Title: Chief Operating Officer

    By: /s/ Steven J. Musumeci
        ------------------------------
        Name: Steven J. Musumeci              HEALTHCOR GROUP, LLC
        Title: Chief Operating Officer
                                              By:/s/ Steven J. Musumeci
                                                 -------------------------------
    HEALTHCOR CAPITAL, L.P., FOR ITSELF AND      Name: Steven J. Musumeci
    AS GENERAL PARTNER ON BEHALF OF              Title: Chief Operating Officer
    HEALTHCOR, L.P.

By: HealthCor Group, LLC, its general         /s/ Joseph Healey
    partner                                   ----------------------------------
                                              JOSEPH HEALEY, Individually

    By: /s/ Steven J. Musumeci
        ------------------------------        /s/ Arthur Cohen
        Name: Steven J. Musumeci              ----------------------------------
        Title: Chief Operating Officer        ARTHUR COHEN, Individually

                                  EXHIBIT INDEX

Exhibit 1. Joint Filing Agreement, dated as of March 17, 2008 among HealthCor
           Management, L.P., HealthCor Associates, LLC, HealthCor, L.P., HealthCor Offshore, Ltd., HealthCor Hybrid Offshore, Ltd., HealthCor Capital, L.P., HealthCor Group, LLC, Joseph Healey and Arthur Cohen.

Exhibit 2. Letter from the Reporting Persons to the Issuer's Board of Directors,
           dated March 14, 2008

                                    Exhibit 1

                            AGREEMENT OF JOINT FILING

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: March 17, 2008

    HEALTHCOR MANAGEMENT, L.P., FOR ITSELF    HEALTHCOR ASSOCIATES, LLC
    AND AS MANAGER ON BEHALF OF (I) HEALTHCOR
    OFFSHORE, LTD. AND (II) HEALTHCOR
    HYBRID OFFSHORE, LTD.                     By: /s/ Steven J. Musumeci
                                                  ------------------------------
By: HealthCor Associates, LLC, its general    Name: Steven J. Musumeci
    partner                                   Title: Chief Operating Officer

    By: /s/ Steven J. Musumeci
        ------------------------------
        Name: Steven J. Musumeci              HEALTHCOR GROUP, LLC
        Title: Chief Operating Officer
                                              By:/s/ Steven J. Musumeci
                                                 -------------------------------
    HEALTHCOR CAPITAL, L.P., FOR ITSELF AND      Name: Steven J. Musumeci
    AS GENERAL PARTNER ON BEHALF OF              Title: Chief Operating Officer
    HEALTHCOR, L.P.

By: HealthCor Group, LLC, its general         /s/ Joseph Healey
    partner                                   ----------------------------------
                                              JOSEPH HEALEY, Individually

    By: /s/ Steven J. Musumeci
        ------------------------------        /s/ Arthur Cohen
                                              ----------------------------------
        Title: Chief Operating Officer        ARTHUR COHEN, Individually